Exhibit 99.252

NexTech To Buy $2million in Bitcoin with Treasury

Vancouver B.C., Canada – December 29th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leading provider of virtual and augmented reality (AR) experience technologies and services for eCommerce, education, conferences and events today announced that it plans to make an initial investment of $2million in Bitcoin and may add more in 2021.

NexTech CEO, Evan Gappelberg comments, “Our investment in Bitcoin is part of our new capital diversification and allocation strategy with the intent to maximize long-term value for our shareholders.” He continues, “This initial investment reflects our belief that Bitcoin is a long-term store of value and an attractive investment asset with more long-term appreciation potential than holding cash, which is currently yielding 0.06%. Bitcoin is a digital version of gold which has a total market capitalization of $10trillion versus Bitcoin’s total market capitalization of only $500billion. We think that as part of the digital transformation a paradigm shift to digital gold is underway and as Bitcoin is seen more and more as a store of value, just like gold, it will catch up to gold.”

In 2020 there has been a new and accelerating widespread adoption of Bitcoin by mainstream financial institutions such as; Guggenheim Partners $530million, Mass Mutual $100million, Square, Inc. (SQ) NYSE $50million and the $1billion investment by MicroStrategy NASDAQ: MSTR, the company feels that as the widespread adoption of Bitcoin continues, the timing is right for this move.

Recent Company Highlights in 2020:

December 21, 2020: NexTech CEO Evan Gappelberg buys 250,000 shares his fifth purchase in 2020 continues to increase his position.

Company hires executives from major technology companies including; Oracle, IBM, SAP, and Cisco to support its ambitious Asia Pacific and Japan product rollout.

December 15, 2020: NexTech announced that it has received conditional approval to list its common shares with the NEO Exchange (“NEO”). Final approval is subject to the Company fulfilling all of NEO’s listing requirements. Subject to final approval by NEO, NexTech’s common shares are expected to be listed on NEO on January 5, 2021.

December 11, 2020: Expanded into China and Hired Steven Seet, as its Senior Director, Asia Pacific. In his new role, Seet will utilize his vast network and industry experience to support NexTech with its rapid expansion into Asia’s MICE industry, which according to Allied Market research is valued at $229 billion.

December 9, 2020: Announced the launch of a new collaborative streaming solution with AI and AR enhancements, that integrates with its existing Virtual Experience Platform (VXP) and its ARitize SaaS offerings. NexTech will also offer the streaming platform ‘ARoom’, as a stand-alone service externally similar to Zoom, increasing the company’s revenue potential for 2021.

December 8, 2020: Announced that the Canadian Society of Nephrology (CSN) has chosen NexTech AR’s Virtual Experience Platform (VXP) to host its 2021 Annual General Meeting, taking place May 10-13.

December 3, 2020: Company announced that it has achieved a record-breaking 315% increase in Black Friday sales year-over-year across its AR eCommerce platform. With 2020 being a year dominated by coronavirus, shoppers have shown that they will embrace the convenience and safety of online shopping more than ever.

December 2, 2020: Company announced the creation of its new Artificial Intelligence (AI) division. Through a dedicated initial team of three AI experts focused on enhancing NexTech’s AI capabilities, the company aims to gain a competitive edge and create new portfolio offerings to complement its AR; streamlining operations for clients while tapping into a market that is expected to surpass $300 billion in revenues by 2024.

December 1, 2020: The company entered into seven additional strategic channel partnerships bringing the total for the Asia Pacific region to eight. These partner agreements support both the $35B e-learning market and $229B MICE industries, two target sectors that NexTech is focusing on in the Asia Pacific market expansion.

November 23, 2020: The company acquired hybrid event management platform, Map Dynamics. The company’s self-serve hybrid virtual events platform supports live video, chat, networking, and analytics, reporting for associations, conferences, trade shows, webinars, summits, forums, workshops, events. It helps organizers create, host, and manage live events for 100,000+ attendees both online and in its branded native event app.

To learn more about NexTech, please click here.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market, estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

Virtual Experience Platform: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s Virtual Conference Platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app, its ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events, or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance, or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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